

Vanessa Otero · 3rd

Patent Attorney at Neugeboren O'Dowd PC and Founder of Ad Fontes Media

Westminster, Colorado · 500+ connections · Contact info



ad fontes Media



University of Denver College of Law

Featured



The Media Bias Chart
Version 5.0
Article Ratings
Type Key
Overall Source Reliability
Political Bias
LEFT
RIGHT

Media Bias Chart

Ad Fontes Media

Version 4.0 This is the most recent version of the chart, updated August 2018. See this post...



Most Extreme Left
Hyper-Partisan Left
Skews Left
Neutral
(minimal OR balanced bias)
Skews Right
Hyper-Partisan Right
Overall Quality
MediaBiasChart.com
Political Bias
Left
Right
Copyright © 2018 Ad Fontes Media, Inc.
Methodology, licenses and usage info available at mediabiaschart.com
Created by Vanessa Otero
twitter: @vlotero

Media-Bias-Chart_4.0.jpg

Experience



Founder/CEO

ad fontes Media

Feb 2018 – Present · 2 yrs 7 mos

Westminster, CO



Associate Attorney

Neugeboren O'Dowd

Mar 2014 – Present · 6 yrs 6 mos

We provide established and emerging companies with legal strategy and litigation to protect their intellectual capital



Territory Sales Representative

Meda Pharma

Feb 2010 – Jan 2014 · 4 yrs

I promote specialty pharmaceutical products for the treatment of allergies to physicians in Northern Colorado.

Independent Regional Advisor

Nouveau Riche

Nov 2006 – Dec 2010 · 4 yrs 2 mos

I help people invest in real estate and achieve their financial goals.

Respiratory Sales Specialist

Adams Repiratory Therapeutics

Jun 2006 – Oct 2007 · 1 yr 5 mos

Sold specialty pharmaceutical products to ENT's and primary care physicians within the Greater Los Angeles territory.

Show 1 more experience ⌄

Education



University of Denver - Sturm College of Law

J.D., 3.35 GPA

2010 – 2013

Activities and Societies: Colorado IP Richard Linn American Inn of Court, Student Member 2012-2013 Vice President, DU Intellectual Property Law Society, 2012-2013 AIPLA Giles Rich Moot Court Competition, Regional participant Spring 2013 Semi-finalist, Hoffman Cup, DU Law's premier moot court competition, Fall 2011 Student Trial Lawyers Association, Director of Judging, 2011-2012

Coursework includes Patent Law, Patent Litigation, and Civil Litigation Practicum
Scholastic Achievement Award, Advanced Trial Practice



University of California, Los Angeles

BA, English

1999 – 2003

Activities and Societies: Resident Assistant, Office of Residential Life 2001-2003

Completed pre-med coursework, including Biology, Chemistry, and Physics



Francis W. Parker School

Show 1 more education ⌄

Licenses & Certifications

Patent Attorney

USPTO

Issued Jun 2014 · No Expiration Date

Credential ID 72,657

See credential



